ASANKO GOLD RECEIVES TSX APPROVAL FOR

NORMAL COURSE ISSUER BID

Vancouver, British Columbia, November 12, 2019 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) announced today that the Company has received approval from the Toronto Stock Exchange (the "TSX") to commence a normal course issuer bid (the "NCIB") on November 15, 2019 to purchase up to 11,310,386 common shares, representing 5% of Asanko's issued and outstanding common shares (226,207,730 common shares) on the date hereof. Purchases pursuant to the NCIB will be made on the open market through the facilities of the TSX and the NYSE American Stock Exchange ("NYSE American") and other alternative trading systems in Canada and the United States.

All common shares purchased by Asanko under the NCIB will be purchased at the market price at the time of acquisition in accordance with the rules and policies of the TSX and NYSE American and applicable securities laws.  All common shares acquired by Asanko under the NCIB will be cancelled and purchases will be funded out of Asanko's working capital.  Although Asanko has a present intention to acquire its common shares pursuant to the NCIB, Asanko will not be obligated to make any purchases and purchases may be suspended by the Company at any time.

In accordance with the rules of the TSX, the maximum daily purchases on the TSX under the NCIB will be 33,499 common shares, which is 25% of the average daily trading volume for the Company's common shares on the TSX for the six months ended October 31, 2019.  In addition, maximum daily purchases under the NCIB on the NYSE American will be subect to Rule 10b-18 which specifies that daily purchases may not exceed 25% of average daily trading volume for the four weeks preceding such trading date. These maximum daily limits will apply to purchases on the respective markets, except where such purchases are made in accordance with "block purchases" exemptions under applicable TSX and NYSE American policies.

Asanko is commencing the NCIB because, in the opinion of its board of directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects. Asanko believes that in such circumstances, the outstanding common shares represent an appealing investment option for Asanko since a portion of the Company's cash balance can be invested for an attractive risk adjusted return through the NCIB. The board of directors of the Company believes that the proposed purchases are in the best interests of the Company and are an appropriate use of corporate funds.

The Company will enter into a share purchase plan (the "Plan") to facilitate the purchase of common shares pursuant to the NCIB and under which its broker may purchase common shares according to a prearranged set of criteria. The Plan will enable the purchase of common shares at any time, including when the Company would not ordinarily be active in the market because of internal trading blackout periods, insider trading rules or otherwise.

To the knowledge of the Company, no director, senior officer or other insider of the Company currently intends to sell any common shares under the NCIB.  However, sales by such persons through the facilities of the TSX, NYSE American or other alternative trading systems in Canada or the United States may occur if the personal circumstances of any such person change or any such person makes a decision unrelated to these purchases under the NCIB.  The benefits to any such person whose shares are purchased would be the same as the benefits available to all other holders whose shares are purchased.

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NCIB will terminate on November 14, 2020, or earlier if the maximum number of shares under the NCIB have been purchased. The Company reserves the right to terminate the NCIB earlier if it feels it is appropriate to do so. The Company has not made any purchases of its common shares during the past twelve months.

Enquiries:

Lynette Gould

SVP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 778-729-0608

Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko is focused on building a low-cost, mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: the commencement of the NCIB; the number of common shares ultimately available to be purchased by the Company pursuant to the NCIB and the purchase price of such common shares; the Company's entrance into the Plan; the intention of the directors, officers and other insiders of the Company to sell common shares pursuant to the NCIB; and the term of the NCIB. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that the Company will commence the NCIB; that the Company will purchase common shares pursuant to the NCIB; assumptions in respect of the price of the Company's common shares; that the directors, officers and other insiders of the Company will not sell common shares pursuant to the NCIB; general economic conditions; and that there is no material adverse change in the price of gold or other metals.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the Company may decide not to commence the NCIB or repurchase any common shares pursuant to the NCIB; the Company may terminate the NCIB prior to its expiry or the purchase by the Company of the maximum number of shares pursuant to the NCIB; the Company's invrestment in its own common shares may be uneconomic; ; and the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Asanko Gold Inc.